Exhibit 99.2

 1. to receive the financial statements of the Corporation as at and for the year ended December 31, 2023 and  the report of the auditor on the statements;  2. to re-appoint Ernst & Young LLP as the auditor of the Corporation for the ensuing year;  3. to elect directors for the ensuing year;  4. to consider and, if thought fit, pass a resolution approving amendments to the Performance and Restricted Share Unit Plan for Employees of Algonquin Power &  Utilities Corp. and its Participating Affiliates;  5. to consider and, if thought fit, pass a resolution approving an amendment to the Corporation’s Employee Share Purchase Plan;  6. to consider and, if thought fit, pass a resolution approving an amendment to the Algonquin Power & Utilities Corp. Directors’ Deferred Share Unit Plan;  7. to consider and, if thought fit, pass an advisory resolution approving the Corporation’s approach to executive compensation; and  8. to consider any other business that may be properly brought before the meeting or any adjournment thereof.  April 18, 2024  Dear shareholder,  In connection with the annual meeting (the “Meeting”) of the shareholders (the “Shareholders”) of Algonquin Power & Utilities Corp. (the “Corporation”), notice is hereby given that the Corporation will use the Canadian Securities Administrators’ “notice-and-access” delivery model to deliver proxy-related materials, including the Corporation’s management information circular (the “Circular”)  and the Corporation’s 2023 annual report containing the Corporation’s audited consolidated financial statements and the auditor’s report thereon and management’s discussion and analysis for the year ended December 31, 2023 (the “Annual Report” and, together with the Circular, the “Meeting Materials”) to Shareholders. Under notice-and-access, the Corporation is permitted, as an alternative to sending paper copies of the Meeting Materials to Shareholders, to provide to Shareholders of record as of April 8, 2024, the record date for the Meeting, this notice containing, among other things, information regarding how to access the Meeting Materials online as well as how to obtain paper copies  of the Meeting Materials free of charge. The Corporation anticipates that notice-and-access will directly benefit the Corporation through a substantial reduction in both postage and printing costs and will also promote environmental responsibility by decreasing the large volume of paper documents generated by printing proxy-related materials.  A form of proxy (if you are a registered Shareholder) or a voting instruction form (if you are a non-registered Shareholder) is included with this notice along with instructions on how to vote.  Notice to shareholders of Algonquin Power & Utilities Corp. regarding notice-and-access  The Meeting will be held at the Royal Bank Plaza, North Tower, 200 Bay Street, Suite 1600, Toronto, ON M5J 2J3 on June 4, 2024  commencing at 1:00 p.m. (Eastern Time) for the following purposes:  The Circular provides additional information relating to the matters to be dealt with at the Meeting. In particular, for information concerning the items listed above, please see the section of the Circular entitled “Matters to be Acted Upon at the Meeting”.

 How to access  the Meeting Materials online  The Meeting Materials are available to be viewed online at www.meetingdocuments.com/TSXT/AQN, and on the Corporation’s profiles on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca and the Securities and Exchange Commission’s Electronic Document Gathering and Retrieval System at www.sec.gov. The Circular and this notice will remain available  on www.meetingdocuments.com/TSXT/AQN for one year after the date of this notice.  How to request paper copies of the Meeting Materials  You can request paper copies of the Meeting Materials free of charge:  by e-mailing the Corporation’s transfer agent,  TSX Trust Company (“TSX Trust”), at tsxt-fulfilment@tmx.com; or  by calling TSX Trust toll-free at 1-888-433-6443.  If a request for paper copies of the Meeting Materials is made prior to the date of the Meeting, the Meeting Materials will be sent to you within three business days of receiving your request. If a request for paper copies is made on or after the date of the Meeting, and within one year of the Circular being filed on SEDAR+, the Meeting Materials will be sent to you within 10 calendar days of receiving the request.  In order for a Shareholder to receive paper copies of the Meeting Materials in advance of the deadline for submission of voting instructions (currently scheduled for May 31, 2024) and the date of the Meeting, Shareholders should take into account  the three business day period for processing requests, as well as typical mailing times. In order to allow sufficient time for processing and mailing prior to the deadline for submission of voting instructions and date of the Meeting, your request must be received by TSX Trust by 4:00 p.m. (Eastern Time) on May 21, 2024.  Please note that if you request paper copies of the Meeting Materials, you will not receive a new form of proxy or voting instruction form.  Voting  Shareholders are reminded to review the Circular prior to voting. You cannot vote by returning this notice. To vote your shares, you must vote using the method set out in the enclosed voting instruction form or form of proxy.  Registered Shareholders are receiving a form of proxy with this notice and, if it is not their intention to attend the Meeting, are asked to mark their vote, sign, date, and follow the return instructions provided in the enclosed form of proxy. In order to be voted at the Meeting, or at any adjournment thereof,  a completed form of proxy must be received by TSX Trust not later than 1:00 p.m. (Eastern time) on May 31, 2024 or not  less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time any adjourned meeting is reconvened or any postponed meeting is convened. Executed forms of proxy may be deposited with TSX Trust in any one of the following ways:  (i) by email (scan both sides) to proxyvote@tmx.com;  (ii) by facsimile (fax both sides) to 416-595-9593;  (iii) by touch-tone telephone at 1-888-489-5760;  (iv) by mail to:  TSX Trust Company Proxy Department  P.O. Box 721  Agincourt, Ontario, Canada M1S 0A1; or  (v) on the internet at www.meeting-vote.com  Non-registered Shareholders may direct the voting of shares that they beneficially own through the intermediary (“Intermediary”) that the non-registered Shareholder deals with in respect of the shares. Non-registered Shareholders should carefully follow the instructions in the voting instruction form that they receive from their Intermediary in order to vote the shares that are held through that Intermediary. Non-registered Shareholders who wish to attend and vote at the Meeting should follow the corresponding instructions in the voting instruction form and the Circular. Non-registered Shareholders should carefully follow the instructions of their Intermediaries  and their service companies.  For more information on how to attend the Meeting,  the appointment of proxies, and voting procedures, please refer to section of the Circular entitled “Voting Instructions”.  Questions  Shareholders with questions regarding notice-and-access can call TSX Trust toll-free at 1-888-433-6443.